Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

For immediate release:	Joan Campion (Media)
February 8, 2016	212-733-2798

Charles Triano (Investor)
212-733-3901

Pfizer Names Executive Leadership Team For Combined Organization Upon Close Of Proposed Allergan Transaction

Pfizer will continue to manage its commercial operations through two distinct businesses – the innovative products business and the established products business – after the completion of the proposed transaction

Pfizer continues to expect to make a decision about a potential separation of the combined company’s innovative and established businesses by no later than the end of 2018

NEW YORK, NY, February 8 – Pfizer Inc. (NYSE: PFE) today announced the executive leadership team for the combined Pfizer and Allergan plc (NYSE: AGN) business following the close of the proposed transaction.

As previously announced, following the closing, Brent Saunders will become President and Chief Operating Officer of the combined company with responsibility for the oversight of Pfizer and Allergan’s combined commercial businesses, manufacturing and strategy functions.

Effective immediately and through the closing of the transaction Pfizer’s Global Innovative Pharma (GIP) business and its Vaccines, Oncology and Consumer (VOC) business will operate separately under the leadership of Albert Bourla, currently Group President, VOC. Upon the closing of the transaction, the Vaccines and Oncology businesses will be combined with the GIP business, and Albert Bourla will become Group President, Global Innovative Pharma, leading all of these businesses.

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In addition, following the close of the transaction, the combined company will create a new operating segment named Global Specialty and Consumer Brands that will include Pfizer’s Consumer Healthcare unit and Allergan’s ophthalmology and aesthetics businesses, and Botox Therapeutic and Cosmetic. Bill Meury, currently Executive Vice President and President Branded Pharma at Allergan, will become Group President, Global Specialty and Consumer Brands, Pfizer.

After the close of the proposed transaction, Pfizer will continue to manage the combined company’s commercial operations through two distinct businesses: an Innovative Products business and an Established Products business. The Innovative Products business will be composed of two operating segments: the Global Innovative Pharmaceutical and the Global Specialty and Consumer Brands segment. The Established Products business will continue to be led by John Young, and consist of the Global Established Pharmaceutical segment, including all legacy Hospira commercial operations.

Upon the close of the transaction, the following executives will be members of the company’s executive leadership team, reporting to Brent Saunders:

•	Albert Bourla, Group President, Global Innovative Pharma

•	Tony Maddaluna, Executive Vice President, President Pfizer Global Supply

•	Bill Meury, Group President, Global Specialty and Consumer Brands

•	Laurie Olson, Executive Vice President, Strategy, Portfolio and Commercial Operations

•	John Young, Group President, Global Established Pharma

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The following Pfizer executives are continuing in their roles reporting to Ian Read, Pfizer Chairman and Chief Executive Officer:

•	Frank D’Amelio – Executive Vice President, Business Operations and Chief Financial Officer

•	Mikael Dolsten – President, Worldwide Research and Development

•	Chuck Hill – Executive Vice President, Worldwide Human Resources

•	Rady Johnson – Executive Vice President, Chief Compliance and Risk Officer

•	Doug Lankler – Executive Vice President, General Counsel

•	Freda Lewis-Hall – Executive Vice President, Chief Medical Officer

•	Sally Susman – Executive Vice President, Corporate Affairs

“We are creating an executive team that has deep industry knowledge, a proven track record of success and an unwavering commitment to the patients we serve. I look forward to working with these outstanding leaders to achieve the full potential of this combination and fulfill our mission of becoming the premier biopharmaceutical company in our industry,” said Ian Read, Chairman and Chief Executive Officer of Pfizer. “We are designing the combined company to preserve and enhance our option to potentially separate the innovative and established businesses into separate companies in the future, and continue to expect to make a decision about any potential separation by no later than the end of 2018.”

Pfizer also announced that Geno Germano, Group President, Global Innovative Pharma Business, will be leaving the company.

“We thank Geno for his many contributions to Pfizer’s business over the past seven years,” continued Read. “Under Geno’s leadership we have laid the foundation for the growth potential of our vaccines and oncology businesses, strengthened our in-line portfolio with products like Enbrel, Xeljanz and Eliquis and improved our innovative late-stage pipeline with programs like bococizumab and tanezumab.”

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Pfizer and Allergan will continue to operate as two separate companies until the close of the transaction, which is expected in the second half of 2016, and is subject to certain conditions, including: receipt of regulatory approval in certain jurisdictions, including the United States and European Union; the receipt of necessary approvals from both Pfizer and Allergan shareholders; and the completion of Allergan’s pending divestiture of its generics business to Teva Pharmaceuticals Industries Ltd.

About Pfizer

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more, please visit us at www.pfizer.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland

(the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central

Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors

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and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends, the expected timing of completion of the transaction and the expected timing of a decision regarding a potential separation of the company’s innovative and established businesses. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or

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unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

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Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

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Letter to Pfizer Inc. Employees, distributed on February 8, 2016

Colleagues,

In announcing our plans to combine with Allergan we committed to providing you timely updates as milestones are reached and decisions are made. I’d like to share with you an update about the Executive Leadership Team.

As we accelerate and enhance our strategy through the pending Allergan combination, Geno Germano will be leaving the company to pursue other opportunities. Please join me in thanking Geno for his many contributions to Pfizer over the past 7 years. Following the Wyeth acquisition Geno built an industry-leading specialty care business with promising vaccines and oncology franchises, helped us to achieve solid leadership with several in-line products including Enbrel, Xeljanz, and Eliquis and was instrumental in shaping and strengthening our innovative late-stage pipeline with programs like bococizumab and tanezumab.

Under Geno’s leadership GIP defined a growth strategy for becoming a leader in the innovative biopharma space by achieving ‘category leadership’ in the following therapeutic areas – Inflammation and Immunology, Cardiovascular and Metabolic, Rare Disease and Neuroscience & Pain. We will continue to develop this category leadership strategy.

As previously announced, following the closing of the transaction, Brent Saunders will become President and Chief Operating Officer responsible for the oversight of Pfizer and Allergan’s combined commercial businesses, manufacturing and strategy functions. The following leaders will report to Brent and will also be members of the Executive Leadership Team.

Innovative Businesses –

In evaluating how best to operate the innovative businesses - GIP and VOC - going forward, we have decided that one leader will oversee both businesses. Through the closing of the transaction, GIP and VOC will continue to be run as separate businesses under the leadership of Albert Bourla, effective immediately. Following the closing of the merger, the Vaccines and Oncology businesses will be combined with the Global Innovative Pharma business and Albert will become Group President, Global Innovative Pharma, leading all of these businesses.

Global Specialty and Consumer Brands –

Following the closing of the transaction, we also will create a new global business that includes Pfizer’s Consumer Healthcare unit and Allergan’s ophthalmology and aesthetics businesses, as well as Botox Therapeutic and Cosmetic. Each of these businesses has distinct customer and product profiles and I am delighted to announce that Bill Meury, currently Executive Vice President & President, Branded Pharma at Allergan, will lead this business and join the ELT as Group President, Global Specialty and Consumer Brands following the closing.

Bill has a demonstrated track record and brings deep leadership experience. He has held a variety of senior positions with Forest Labs and Actavis across a range of disciplines, including sales, marketing, product management, market research and product commercialization, and directed 15 product launches during his time at Forest, Actavis and Allergan.

Established Business –

John Young remains Group President, Global Established Pharma business and GEP will continue to be run as a separate business internally. Through the combination, which adds Allergan’s Anda distribution capabilities and brands in women’s health and anti-infectives, GEP will be poised to become the world’s leading established products business and well positioned to capture potential long-term growth opportunities.

Global Supply Chain and Strategy, Portfolio and Commercial Operations –

Tony Maddaluna, Executive Vice President, President Pfizer Global Supply and Laurie Olson, Executive Vice President, Strategy, Portfolio and Commercial Operations will stay in their current roles and, as previously announced, will report to Brent upon closing.

Additional Executive Leadership Team Members

All other ELT members will continue in their roles following the closing of the merger and reporting to me, as follows:

Frank D’Amelio – Executive Vice President, Business Operations and Chief Financial Officer

Mikael Dolsten – President, Worldwide Research and Development

Chuck Hill – Executive Vice President, Worldwide Human Resources

Rady Johnson – Executive Vice President, Chief Compliance and Risk Officer

Doug Lankler – Executive Vice President, General Counsel

Freda Lewis-Hall – Executive Vice President, Chief Medical Officer

Sally Susman – Executive Vice President, Corporate Affairs

With this deep bench of strong, experienced and proven leaders, I am confident that we will have a leadership team well poised to help us achieve our mission of creating the premier biopharmaceutical company.

Over the coming months we will announce our intentions for other roles and appointments within each of the businesses and functions. Members of Allergan’s current executive leadership team will be considered for key roles as part of that selection process. We will continue to keep you informed as future decisions are made over the coming months.

I remain confident that we will successfully close this deal during the second half of this year and firmly believe the potential combination with Allergan is the right move on our journey to achieve our mission and fulfill our purpose by end of this decade. Today’s announcement is another step towards realizing our goals.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Pfizer Inc. Employee Q&A Regarding Leadership Announcement, posted on February 8, 2016

Leadership Announcement

Colleague Q&A

STRATEGIC RATIONALE

1.	Will Pfizer’s operating model post closing differ from Pfizer’s current model?

•	No. After the close of the proposed merger, Pfizer will continue to manage the combined company’s commercial operations through two distinct businesses: Innovative Products business and an Established Products business to enable each business to focus on the most relevant operating priorities relative to its product portfolio, go-to market requirements and customer profiles.

•	The Innovative Products business will be composed of two operating segments:

•	The Global Innovative Pharmaceutical segment that will include the current Global Innovative Pharma (GIP) products, Vaccines and Oncology

•	The Global Specialty and Consumer Brands segment

•	The Established Products business will consist of the Global Established Pharmaceutical segment, including all legacy Hospira commercial operations.

2.	Will you integrate and operate the GIP and Vaccines and Oncology businesses as one business?

•	The GIP and Vaccines and Oncology businesses will remain as separate businesses run by Albert Bourla. Following the close of the deal, the GIP, Vaccines, and Oncology as well as the relevant Allergan businesses will all be under one unit as the Global Innovative Pharma Business under the leadership of Albert Bourla.

3.	Does this mean you’re not going to split the company into an innovative and established company?

•	As previously stated, we expect to be in a position to make a decision regarding a potential split by the end of 2018. As we have said, to make a decision regarding whether to split the company, we need to be able to answer yes to the following questions:

•	Are the companies performing well within Pfizer

•	Could they operate effectively as stand-alone entities

•	Is there trapped value on a sum-of-the-parts

•	If so, can that value be extracted on a tax-efficient basis

•	Inherent in this new organizational structure, we are designing the combined company to preserve and enhance our option to potentially separate the innovative and established businesses into separate companies in the future, and continue to expect to make a decision about any potential separation by no later than the end of 2018.

4.	What happens to the ‘category leadership’ strategy that Geno and his team put in place in the latter half of last year?

•	Under Geno’s leadership GIP defined a growth strategy for becoming a leader in the innovative biopharma space by achieving ‘category leadership’ in the following therapeutic areas — Inflammation and Immunology, Cardiovascular and Metabolic, Rare Disease and Neuroscience & Pain.

•	Under Albert’s leadership we will continue to develop this category leadership strategy.

5.	What happens to the business strategies that Vaccines, Oncology and Consumer Healthcare put in place in the latter half of 2015?

•	Similar to GIP, the three VOC businesses defined growth strategies for becoming leaders in their respective areas. These businesses are now executing these strategies and will continue doing so in full speed under the new organization set up.

6.	Who will be the members of Pfizer’s Executive Leadership Team once the transaction closes?

•	Ian Read – Chairman and CEO

•	Brent Saunders – President and Chief Operating Officer

•	Albert Bourla – Group President, Global Innovative Pharma Business

•	Frank D’Amelio – Executive Vice President, Business Operations and Chief Financial Officer

•	Mikael Dolsten – President, Worldwide Research and Development

•	Chuck Hill – Executive Vice President, Worldwide Human Resources

•	Rady Johnson – Executive Vice President, Chief Compliance and Risk Officer

•	Doug Lankler – Executive Vice President, General Counsel

•	Freda Lewis-Hall – Executive Vice President, Chief Medical Officer

•	Tony Maddaluna – Executive Vice President, President Pfizer Global Supply

•	Bill Meury – Group President, Global Specialty and Consumer Brands Business

•	Laurie Olson – Executive Vice President, Strategy, Portfolio and Commercial Operations

•	Sally Susman – Executive Vice President, Corporate Affairs

•	John Young – Group President, Global Established Pharma Business

ALLERGAN

7.	When will you be making additional announcements about the structure and leadership of the company?

•	We anticipate making additional announcements over the coming months as additional roles are identified within each of the businesses.

PFIZER INTERNAL

8.	When is Albert Bourla becoming the leader of GIP and VOC?

•	Effective immediately and through the closing of the Allergan transaction, Pfizer’s Global Innovative Pharma (GIP) business and its Vaccines, Oncology and Consumer Healthcare (VOC) business will operate separately under the leadership of Albert Bourla. Global Health & Value also will report to Albert.

9.	Will Albert also assume Geno’s role as co-chair of the Portfolio, Strategy and Investment (PSI) Committee?

•	Albert will assume Geno’s role as co-chair of the PSI until the time of close. During the integration we will assess the best way of managing our Portfolio, Strategy and Investment Committee and will provide updates at the appropriate time.

10.	Will there be layoffs as a result of combining the innovative businesses under one leader?

•	As with all changes in the business, we will have to assess if this results in any duplication of functions and then determine what the proper course of action should be.

11.	What does the mean for the Enabling Functions that support GIP and VOC?

•	It’s important to remember that Pfizer and Allergan will operate as two separate companies prior to the close of the transaction.

•	As part of the integration process, we will determine how the enabling functions will best support the businesses and divisions.

12.	Why is Geno Germano leaving Pfizer?

•	Geno is leaving to pursue other opportunities.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Letter to Pfizer Inc. Global Vaccines, Oncology and Consumer Healthcare (VOC) Employees, distributed on February 8, 2016

Dear VOC Colleagues,

Earlier today, Ian provided an update on how our plans to combine with Allergan are progressing. As you heard, Geno will be leaving the Company to pursue other opportunities. I know he will make a meaningful impact in whatever he pursues.

Once the transaction closes, we will be evolving our Pfizer commercial model. This will allow us to organize the combined Company in the most efficient manner possible for greater potential growth opportunities. The three businesses will include:

•	A Global Innovative Pharma Business – comprised of Pfizer’s GIP, Vaccines and Oncology businesses, and Allergan’s innovative medicines, which I have been asked to lead.

•	A new unit called Global Specialty and Consumer Brands comprised of Pfizer Consumer Healthcare, and Allergan’s Ophthalmology and Aesthetics businesses, as well as Botox Therapeutic and Cosmetic, which will be led by Bill Meury from Allergan.

•	And an Established Pharma Business which will continue to be led by John Young.

As previously announced, once the deal closes, Brent Saunders will become President and Chief Operating Officer responsible for the oversight of Pfizer and Allergan’s combined commercial businesses, manufacturing and strategy functions.

Prior to the close of the transaction, I will oversee both GIP and VOC which will continue to operate as separate businesses. I am truly humbled by this opportunity and responsibility.

Our Consumer Healthcare business will always have a special place in my heart. I’m extremely proud of what this business has achieved since we came together as an organization. I believe the Health and Wellness model and the strategy that Suneet is executing is the right one and will build a stronger business for the future. The Global Specialty and Consumer Brands business will create exciting opportunities to leverage our capabilities with the Allergan businesses.

I know any organizational change creates some uncertainty and generates many questions. As we reach milestones during the integration planning process, you have my commitment to update you as key decisions are made.

I’m extremely proud of what VOC delivered in 2015. Our strong results have helped to solidify our position as market leaders on a global level. Pfizer Vaccines, Pfizer Oncology and Pfizer Consumer Healthcare remain critical to the company.

I have every confidence that you will remain focused in 2016, and continue to instill our growth culture of Think Big, Take Pride and No Excuses. Make the right decisions and be bold to secure strategies for future growth. Remember, the driving force of our work remains the patient and the consumer in our pursuit to deliver therapies to fight disease or manage everyday health.

Regards,

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction.

INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

All content in these materials may be subject to completion of works council and / or trade union consultations and other local legal requirements.

All content in these materials may be subject to completion of works council and / or trade union consultations and other local legal requirements.

Letter to Pfizer Inc. Global Innovative Products (GIP) Employees, distributed on February 8, 2016

Dear GIP Colleagues,

As you heard from Geno, he will be leaving the Company to pursue opportunities outside of Pfizer. On a personal level, I have known and worked with Geno closely over the past few years and have admired his dedication to patients and passion for his work. I’ve also learned a lot from him, and would like to thank him for his partnership and counsel. I know he will make a meaningful impact in whatever he pursues. I also know that Geno professionally touched many of you. His legacy will continue through the strong leadership team that he is leaving behind.

I have been impressed with the richness of the strategy to achieve category leadership in each of our therapeutic areas, and with how the Global Health and Value organization has improved access across all our innovative businesses. Vaccines and Oncology share the same passion for leadership in their respective areas. I look forward to spending more time with many of you to dig deeper into GIP’s challenges and opportunities to see how we can continue to position the business for greater growth and category leadership success.

Our combination with Allergan will advance our journey to become a more competitive innovative business. I believe this combination has the potential to create greater pipeline value, increase revenues, optimize resources and achieve more public health impact. With the Global Health and Value platform being an integral part of our group, we are very well positioned to demonstrate the value of innovation and support access to Pfizer medicines.

GIP’s results for 2015 were strong – nearly every product and every country around the world did well. This is a reflection of your hard work and focus to bring valuable medicines to improve the lives of more patients.

I know any organizational change creates some uncertainty and generates many questions. As we reach milestones during the integration planning process, you have my commitment to update you as key decisions are made.

I am truly humbled by this opportunity and responsibility, and look forward to working with you.

Regards,

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction.

INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

All content in these materials may be subject to completion of works council and / or trade union consultations and other local legal requirements.

Pfizer Inc. Tweets (@pfizer and @pfizer_news), February 8, 2016

Pfizer names executive leadership team for combined organization upon close of proposed Allergan transaction http://on.pfizer.com/1nYmToi

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Excerpts of Remarks by Ian Read, Pfizer Inc. Chairman and CEO, and Frank D’Amelio, Pfizer Inc. Chief Financial Officer, to Pfizer Inc. Employees, broadcasted internally on February 4, 2016 and posted on February 8, 2016

Ian Read:

***

I know Frank’s going to talk about the share price, but I just want to discuss with you a little bit about the share price because in fact, if you take our share price after the day of the announcement until today, we are almost the same as the DIG — the drug index. So while we have gone down post-announcement, we’ve gone down the same as the rest of the market.

And if you look at our share price during that period when there was unofficial conversations about the potential deal between us, our share price did drop about 8%. And that’s basically due to what we believe is arb activity. Arb activity is where people look at what they believe the type of price that we’d be paying for Allergan would be, and they go out and they look at our price, and they sell Pfizer and they buy Allergan, and they lock in a profit.

And in that period of when we were — said we were in talks, Allergan popped to about 310, 315, almost 320, and we went down. And that’s basically arb activity. So, I just wanted to reassure you that what’s happening in the stock price is basically what we expected to happen, what happens when you do these deals. And then when the deal is finished, or it looks like it’s going to complete, we should see a normal — a normal [inaudible] for our stock price.

***

So, it’s very important that in ’16, that we perform with the same excellence as in ’15 — ’16, in many ways, is a vital pivot year for Pfizer on our way to becoming the premier biopharmaceutical company. Because it’s when we’re going to complete our — our acquisition of Allergan.

So I want to give you an update on the Allergan integration. I can only share with you what we know to date, which is not a lot more than what we already knew when I talked to you last time, other than to say that we’ll be kicking off the integration meeting next week. We’re going to do this in a slightly different way, given the fact that Brent is joining us as chief operating officer.

We are going to do it as one team. We’re not going to have one integration team from Allergan and one integration team from Pfizer. We’re going to try and do it once and together. And — and, you know, I’ve known Brent for some time. I’ve been working with him over this transition period. He certainly is a talented leader, and when you get to know him, I think you’re going to find that he — he shares many of the same values that we have, if not all of them. And also, Allergan itself has a very good cultural fit with us.

We did the integration meeting with their top team, or the due diligence meeting, I think it was — was it before Christmas? I can’t remember now. We did it then. And — and, you know, there was an easy chemistry, an easy bonding between the two teams, because, you know, I think there’s a great cultural fit, which we haven’t always had.

***

And so, you know, and one steering committee will make it a lot simpler and our cultures are similar. And they have a culture under Brent’s leadership called “Bold” culture. And really, it sounds and feels a lot like our culture. Theirs is about a buyer stores action, seizing accountability, risk-taking, and driving results, which sounds very familiar, slightly different words, but the same as our culture, which is an own-it culture.

And, you know, so I want to talk a little bit about ownership culture. As we — as we go into integration with Allergan, we are going to use our ownership culture as the basis of what we do.

***

So — so, you know, so I’m looking forward to completing the transaction with Allergan. We’re running at a high activity mode now, looking at the integration team, looking at structures, and — and obviously, I will say this once again: why do I believe this is a great deal?

It strengthens our innovative core. It adds products into our portfolio. It meshes with many of our portfolios — not directly, but it certainly does in the category sense on immunology and inflammation. It does in neuroscience.

It certainly helps our — our established products business. And it also adds on other capabilities that we’ve always wanted to be in, like — like ophthalmology, which we’ve struggled for years that we should be in it or not, but we didn’t have a category of leadership. Now, we can go back in there.

It accelerates our growth, which is really important.

***

We need to grow. And by — by doing this acquisition of Allergan, we do grow in the innovative business. We’ll be on the top-tier grower.

It allows us to effectively allocate our capital around the world.

***

And I think it helps us with our reputation, it gives us more touch-points with consumers. And — and it also will continue to strengthen our culture.

So, I think you’ll see, as we go through the integration, a push around this — the fact that in the integration I want to stress the importance of the culture. We expect to close the transaction in this sort of second half of this year — I hope to be early in the second half.

And I think that, without a doubt, we’re going to look back at this integration as the one that sort of sets this company up, and what I see as a permanent way to be a true global player. It unshackles us from the constraints of our tax system, which makes it impossible for us to really utilize all of our financial resources.

So, it is a fundamental fix to a problem that we have been struggling with, frankly, ever since I’ve been at Pfizer. We’ve had this issue of how we get at the capital we produce, how do we fully utilize it. When we got to make acquisitions, how do we use a tax rate that is competitive, and it gives us a huge portfolio to continue to develop.

***

So, we need to execute flawlessly on the integration of Allergan. We cannot miss a beat. We have got a good — we have a good reputation around that. I have huge confidence in Frank who is leading the integration that will do that. He has a lot of experience in this. He pulls the teams together well.

And I do not have any doubt we will do that seamlessly.

***

Frank D’Amelio:

***

We continue to expect to close Allergan in the second half of 2016, and we are — you know, we’re expecting to do another accelerated share repurchase program in the — in the first half of 2016.

***

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.